UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Sierra Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82620P102 (Cusip Number)

12/31/04

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 82620P102	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory A. Childress
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 981,396 6 SHARED VOTING POWER 742,712 7 SOLE DISPOSITIVE POWER 981,396 8 SHARED DISPOSITIVE POWER 742,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,108
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%
12	TYPE OF REPORTING PERSON * Individual

Schedule 13G

CUSIP No. 82620P102	13G	Page 3 of 4 Pages

Item 1:	(a)	Issuer: Sierra Bancorp

	(b)	Principal Executive Offices: 86 North Main Street, Porterville, CA. 93257

Item 2:	(a)	Person Filing: Gregory A. Childress

	(b)	Address: 12012 Road 200, Porterville, CA. 93257

	(c)	Citizen of the U.S.A.

	(d)	Class of Securities: Common Stock, no par value

	(e)	Cusip# 82620P102

Item 3:	N/A

Item 4:	(a) Total Shares Beneficially Owned: 1,724,108

(b) Percentage Ownership: 17.7%

(c) (i) Shares with Sole Voting Power: 981,396 (includes 95,000 vested option shares)

(ii)

Shares with Shared Voting Power:

742,712 (3,000 shares owned by Childress, Bates, Childress, Inc. (“CBC”), a corporation of which Mr. Childress is President and a 33 1/3% shareholder; 34,440 shares held by the CBC Defined Benefit Pension Plan, of which Mr. Childress is a co-trustee; and 705,272 shares owned by CPG Ranch, a limited partnership of which Mr. Childress is a general partner).

(iii) Shares with Sole Investment Power: Same shares as Item i above

(iv) Shares with Shared Investment Power: Same shares as Item ii above

Item 5:	N/A

Item 6:	N/A

Item 7:	N/A

Item 8:	N/A

Item 9:	N/A

Item 10:	N/A.

Schedule 13G

CUSIP No. 82620P102	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/05
Date

/s/ Gregory A. Childress

Schedule 13G